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                   Filed by American Realty Investors, Inc. Pursuant to Rule 425
                                                Under the Securities Act of 1933
                     And Deemed Filed Pursuant to Rule 13e-4(c), Rule 14a-12(b),
                                           Rule 14d-2(b) and Rule 14d-9(a) Under
                                             the Securities Exchange Act of 1934

                                       Subject Company: Prime Group Realty Trust
                                                  Commission File No.: 001-13589

The following press release was issued by American Realty Investors, Inc. ("ARL") on April 26, 2002 with respect to the proposed merger between ARL and Prime Group Realty Trust:

            AMERICAN REALTY INVESTORS PROPOSES TO ACQUIRE PRIME GROUP
                                  REALTY TRUST

         DALLAS, April 26, 2002 (PRIMEZONE) -- American Realty Investors, Inc. (NYSE:ARL - news) announced that it is today submitting a proposal to the Board of Directors of Prime Group Realty Trust (NYSE:PGE - news) for American Realty to acquire Prime Group Realty, as well as its partnership, Prime Group Realty, L.P.

         As part of the proposed transaction: (1) American Realty Investors would acquire all of the common stock of PGE for $7.50 per share cash payment, plus 0.2 shares of a new series of nonconvertible ARL Preferred Stock with a $25.00 liquidation preference and an 8 percent annual dividend, as voted by ARL's board of directors; (2) ARL would acquire all PGE Series A Preferred Stock for a cash payment of $20.00 per share; and (3) ARL would exchange all PGE Series B Preferred Stock for a new series of ARL Preferred Stock with all of the same terms and conditions as the PGE Series B Preferred Stock.

         This news release does not constitute an offer to sell or purchase securities. None of the ARL preferred stocks proposed to be issued in exchange for the equity securities of PGE have been registered under the Securities Act of 1933, as amended, or the securities laws of any state, and none of such securities may be offered or sold in the United States of America absent such registration or the availability of an exemption for such registration requirements. No assurance can be given that any definitive agreement relating to a proposed transaction will be reached, what the material terms of any such agreement will be, or if the transactions contemplated in any such agreement, if reached, ultimately will be consummated.

         Consummation of the acquisition will be subject to: (1) the approval of the ARL and PGE Boards of Directors; (2) the negotiation, execution and delivery of a definitive agreement; (3) the final approval of any relevant regulatory agencies, or a review of appropriate disclosure documents by the Securities and Exchange Commission and any state authorities; and (3) approval of the stockholders of PGE.


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         American Realty Investors is a real estate investment company that holds a diverse portfolio of equity real estate located across the U.S., including office buildings, apartments, hotels, shopping centers and developed and undeveloped land.


FORWARD-LOOKING STATEMENT

         This news release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, which can be identified by the use of forward-looking terminology, such as "may," "will," "expect," "anticipate," "estimate," or "continue" or the use of the negative thereof or other variations thereon or comparable terminology. In particular, any statement expressed or implied, concerning future events is a forward-looking statement. There can be no assurance that any expectation expressed or implied herein will prove to be correct, or that any contemplated event or result will occur as anticipated. Among other factors, the uncertainties associated with due diligence review and negotiation of definitive documentation may cause actual results to differ from those anticipated.

Contact:
American Realty Investors, Inc.
Phyllis Wolper, Director, Investor Relations
(800) 400-6407
investor.relations@bcminc.com

http://biz.yahoo.com/pz/020426/26758.html; Friday April 26, 5:15 pm Eastern Time